SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)



                    INFORMATION TO BE INCLUDED IN STATEMENTS
                 FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 Amendment No. 4


                                 Six Flags, Inc.
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                                (Name of Issuer)

                     Common Stock, par value $.025 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    83001P109
         --------------------------------------------------------------
                                 (CUSIP Number)

                              Dennis J. Block, Esq.
                        Cadwalader, Wickersham & Taft LLP
                            1 World Financial Center
                               New York, NY 10281
                                 (212) 504-5555
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(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 August 9, 2005
         --------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

---------------------------                                 --------------------
CUSIP No. 83001P109               SCHEDULE 13D              Page 2
---------------------------                                 --------------------

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1    NAME OF REPORTING PERSON
     Red Zone LLC
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 20-1475706
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS (See Instructions)
     WC

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5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
     or 2(e) [ ]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

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                7     SOLE VOTING POWER
                      0 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         10,236,000 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      10,236,000 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       10,236,000 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       OO

--------------------------------------------------------------------------------

---------------------------                                 --------------------
CUSIP No. 83001P109               SCHEDULE 13D              Page 3
---------------------------                                 --------------------

--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     Daniel M. Snyder
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON N/A
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)(a) [ ]
                                                                        (b) [X]

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)
     Not Applicable

--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     United States

--------------------------------------------------------------------------------
                7     SOLE VOTING POWER
                      0 shares of Common Stock

   NUMBER OF    ----------------------------------------------------------------
    SHARES      8     SHARED VOTING POWER
 BENEFICIALLY         10,236,000 shares of Common Stock
   OWNED BY
     EACH       ----------------------------------------------------------------
   REPORTING    9     SOLE DISPOSITIVE POWER
    PERSON            0 shares of Common Stock
     WITH
                ----------------------------------------------------------------
                10    SHARED DISPOSITIVE POWER
                      10,236,000 shares of Common Stock

--------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
       10,236,000 shares of Common Stock

--------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
       (See Instructions)                                                    [ ]

--------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       11.0%

--------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON (See Instructions)
       IN

--------------------------------------------------------------------------------

INTRODUCTION

      This Amendment No. 4 (this "Amendment") relates to the Schedule 13D filed on behalf of Red Zone LLC, a Delaware limited liability company ("Red Zone"), and Daniel M. Snyder, an individual ("Mr. Snyder") (collectively, the "Reporting Persons") with the Securities and Exchange Commission on August 30, 2004, as amended by Amendment No. 1 filed on September 2, 2004, Amendment No. 2 filed on January 14, 2005 and Amendment No. 3 filed on April 22, 2005 (the "Schedule 13D"), relating to shares of common stock, par value $.025 per share ("Common Stock"), of Six Flags, Inc. (the "Company").

      Items 3, 4 and 5 of the Schedule 13D is amended and supplemented as follows:

Item 3.     Source and Amount of Funds or Other Consideration.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by the Reporting Persons is approximately $45,450,760.79. The source of funds for this consideration was the working capital of Red Zone, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.

Item 4.     Purpose of Transaction.

            As previously disclosed in Amendment No. 3 to this Schedule 13D, the Reporting Persons have been considering and evaluating all of their options with respect to their investment in the Company. The Reporting Persons continue to believe that the current management team is underperforming and that operational improvement is necessary for the Company to increase stockholder value in the long-term. The Reporting Persons believe management should pursue new initiatives to increase revenue and park attendance and consider the disposition of excess real estate, among other strategies.

            The Reporting Persons are actively exploring means to influence the board and management to pursue new operational initiatives and take other immediate steps to unlock long-term shareholder value, including by seeking representation on the board through removal and/or election of directors at an annual or special meeting of stockholders (or action by written consent of stockholders in lieu of a meeting) and/or increasing their investment in the Company by acquiring additional shares of stock through open market purchases, privately negotiated transactions, tender offer or otherwise. In exploring various alternatives to maximize the value of their investment (including, among other things, the possibility of influencing or changing control of the Company), the Reporting Persons have had discussions with potential investors and shareholders and may continue such discussions in the future.

            The Reporting Persons may pursue other alternatives available in order to maximize the value of their investment in the Company. Such alternatives could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons intend to contact and consult with other stockholders of the Company and third parties concerning the Company, its prospects and any or all of the foregoing matters.

            The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Company in light of their general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company.

            Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present board of directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company's business or corporate structure; (g) changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.     Interest in Securities of the Issuer.

      (a) As of the date hereof, the Reporting Persons have the following interests in the Common Stock of the Company, based on the Company's disclosure in its Form 10-Q filed on August 9, 2005, that as of August 1, 2005, the Company had 93,106,528 shares of common stock outstanding:


            (i) Red Zone beneficially owns 10,236,0000 shares of the Company's Common Stock, making it the beneficial owner of 11.0% of the Company's Common Stock.

            (ii) Mr. Snyder beneficially owns 10,236,000 shares of the Company's Common Stock, making him the beneficial owner of 11.0% of the Company's Common Stock.

      (b) The table below sets forth for each Reporting Person the number of shares of Common Stock for which there is sole or shared power to vote or to direct the vote, or sole or shared power to dispose or to direct the disposition, of the Common Stock:


                     Red Zone      Mr. Snyder
                     --------      ----------

Sole Power to           0              0
Vote/ Direct Vote

Shared Power to     10,236,000      10,236,000
Vote/ Direct Vote

Sole Power to           0              0
Dispose/ Direct
Disposition

Shared Power to     10,236,000      10,236,000
Dispose/ Direct
Disposition

      (c) There have been no purchases or sales of the Company's stock by any of the Reporting Persons within the last sixty days, except that:

            On July 19, 2005, Red Zone purchased 170,000 shares of Common Stock on the open market, at an average price of $5.05 per share;

            On July 20, 2005, Red Zone purchased 340,100 shares of Common Stock on the open market, at an average price of $5.15 per share;

            On July 21, 2005, Red Zone purchased 266,700 shares of Common Stock on the open market, at an average price of $5.1031 per share.

            On July 22, 2005, Red Zone purchased 120,000 shares of Common Stock on the open market, at an average price of $5.1738 per share.

            On August 9, 2005, Red Zone purchased 379,200 shares of Common Stock on the open market, at an average price of $5.2269 per share.

            On August 10, 2005, Red Zone purchased 810,000 shares of Common Stock on the open market, at an average price of $5.3001 per share.

      (d) No person other than each respective owner of Common Stock referred to in this Amendment is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of such Common Stock.

      (e) Not applicable.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   August 10, 2005





RED ZONE LLC



By:  /s/  Daniel M. Snyder
   -----------------------
   Name:   Daniel M. Snyder
   Title:  Managing Member



By:  /s/  Daniel M. Snyder
   -----------------------
   Daniel M. Snyder